UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Patrick Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

703343103

(CUSIP Number)

Jeffrey L. Gendell
55 Railroad Avenue, 3rd Floor
Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,313,089

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,313,089

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,313,089

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,313,089

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,313,089

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,313,089

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.5%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,313,089

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,313,089

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,313,089

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”) of Patrick Industries, Inc. (the “Company”).  The Company’s principal executive offices are located at 107 West Franklin Street, Elkhart, Indiana 46516.

Item 2.	Identity and Background

(a)            This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP; and

(iii) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by TCP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)           The address of the principal business and principal office of TCP and TCM is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.

(c)            The principal business of TCP is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of TCP.  Mr. Gendell serves as the managing member of TCM.

(d)           None of the Reporting Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)              TCP is a limited partnership organized under the laws of the State of Delaware.  TCM is a limited liability company organized under the laws of the State of Delaware.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of all of the shares of Common Stock directly owned by TCP is approximately $13,137,374.38.  Neither Mr. Gendell nor TCM directly owns any shares of Common Stock.

The net investment cost of the Shares of Common Stock purchased by TCP in the privately negotiated transaction is $8,790,932.38.   Shares of Common Stock purchased by TCP were purchased with working capital and on margin.  TCP’s margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by TCP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TCP.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.  Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders.  Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time.  None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item 4 of the Schedule 13D.  Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

A.             Tontine Capital Partners, L.P.

(a)  Aggregate number of shares beneficially owned: 1,313,089.   Percentage: 27.5%.  The percentages used herein and in the rest of Item 5 are calculated based upon the 4,772,198 shares of Common Stock issued and outstanding as of  July 29, 2005 as reflected in the Company’s Form 10-Q for the quarterly period ending June 30, 2005.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 1,313,089

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 1,313,089

(c)  On September 13, 2005 TCP purchased 890,221 shares in a privately negotiated transaction, for a total purchase price of $8,790,932.38, or $9.875 per share.   Within the last 60 days, TCP has not made any purchases in the open market.

B.               Tontine Capital Management, L.L.C.

(a)  Aggregate number of shares beneficially owned: 1,313,089.   Percentage: 27.5%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 1,313,089

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 1,313,089

(c)  TCM did not enter into any transactions in the Common Stock of the Company within the last 60 days.  On September 13, 2005, TCP purchased 890,221 shares in a privately negotiated transaction for a total purchase price of $8,790,932.38, or $9.875 per share.

C.               Jeffrey L. Gendell.

(a)  Aggregate number of shares beneficially owned: 1,313,089.   Percentage: 27.5%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 1,313,089

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 1,313,089

(c)  Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last 60 days.  On September 13, 2005, TCP purchased 890,221 shares in a privately negotiated transaction for a total purchase price of $8,790,932.38, or $9.875 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A.  Stock Purchase Agreement

On September 13, 2005, TCP entered into a Stock Purchase Agreement with Mervin D. Lung and Dorothy Lung pursuant to which Mervin D. Lung agreed to sell and TCP agreed to purchase 844,621 shares of Common Stock and Dorothy Lung agreed to sell and TCP agreed to purchase 45,600 shares of Common Stock.  TCP purchased 890,221 shares of Common Stock in the aggregate from Mervin D. Lung and Dorothy Lung for a total purchase price of $8,790,932.38, or $9.875 per share.  According to the terms of the Stock Purchase Agreement the sale of the Common Stock was subject to the satisfaction of certain conditions, including, among others: (i) Mervin D. Lung’s resignation as a member of the board of directors of the Company; (ii) the board of directors of the Company adopting certain amendments to the Company’s Rights Agreement, dated March 20, 1996; (iii) approval by the Company’s board of directors of TCP’s acquisition of the Common Stock so that TCP is not subject to certain restrictions under the Indiana Business Corporation Law; and (iv) TCP having entered into a Registration Rights Agreement with the Company.   The Stock Purchase Agreement also contains standard representations and warranties, as well as other customary terms and conditions. The foregoing summary of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.

B. Registration Rights Agreement

Contemporaneous with TCP’s purchase of Common Stock from Mervin D. Lung and Dorothy Lung, TCP entered into a Registration Rights Agreement with the Company dated as of September 13, 2005.   Pursuant to the Registration Rights Agreement, the Company granted TCP certain demand and “piggy-back” registration rights in connection with the Common Stock purchased from Mervin D. Lung and Dorothy Lung.  Expenses in connection with a demand registration shall be borne by the Holders (as defined in the Registration Rights Agreement) and expenses incurred in connection with a “piggy-back” registration , with the exception of underwriting discounts and commissions, shall be borne by the Company.  The demand rights granted under the Registration Rights Agreement terminate two years from the date of the Registration Rights Agreement and all rights under the Registration Rights Agreement terminate when the Holders (as defined by the Registration Rights Agreement) beneficially own less than 8.86% of the Company common stock or no longer beneficially own any Registrable Securities (as defined in the Registration Rights Agreement).   The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 2, which is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

1. Stock Purchase Agreement by and between Tontine Capital Partners, L.P. and Mervin D. Lung and Dorothy Lung, dated September 13, 2005.

2. Registration Rights Agreement by and between Patrick Industries, Inc. and Tontine Capital Partners, L.P., dated September 13, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2005
Date
/s/ JEFFREY L. GENDELL
Signature
Jeffrey L. Gendell, individually, and as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P.
Name/Title